SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


*********************************************
         In the Matter of
     Alliant Energy Corporation, et al.               CERTIFICATE
                                                      PURSUANT TO
          File No. 70-9891                              RULE 24

    (Public Utility Holding Company Act
               of 1935)
*********************************************






     This Certificate of Notification (the "Certificate") is filed by Alliant Energy Corporation ("Alliant Energy"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), and its wholly-owned subsidiary, Alliant Energy Resources, Inc. ("Resources"), in connection with the transactions proposed in the Form U-1 Application-Declaration (the "Application-Declaration"), as amended, of Alliant Energy and Resources (collectively, the "Applicants") in File No. 70-9891. These transactions were authorized by order of the Securities and Exchange Commission (the "Commission") dated October 3, 2001 (the "Order"), as amended.

     This Certificate is for the period covering July 1, 2004 - September 30, 2004 (hereinafter referred to as the "period").

     The Applicants hereby certify the matters set forth below pursuant to Rule 24 of the rules under the Act:

1. A computation in accordance with rule 53(a) setting forth Alliant Energy's "aggregate investment" in all EWGs and FUCOs, its "consolidated retained earnings" and a calculation of the amount remaining under the Requested EWG/FUCO Investment Authority.

     ANSWER:

     See attached Exhibit A


2. A chart showing Alliant Energy's aggregate investment in each EWG or FUCO compared to the Requested EWG/FUCO Investment Authority. The chart should also identify any new EWG or FUCO, compared to the Requested EWG/FUCO Investment Authority, in which Alliant Energy has invested or committed to invest during the preceding quarter.

     ANSWER:

     See attached Exhibit A

3. The consolidated capitalization ratio of Alliant Energy, with consolidated debt to include all short-term debt and all other system debt, both recourse and nonrecourse, including debt of EWGs and FUCOs.

     ANSWER:

     See attached Exhibit B


4.   The market-to-book ratio of Alliant Energy's common stock.

     ANSWER:

     See attached Exhibit C


5. Analysis of the growth in consolidated retained earnings that segregates total earnings growth of EWGs and FUCOs from that attributable to other subsidiaries of Alliant Energy.

     ANSWER:

     See attached Exhibit D


6. A statement of revenues and net income for each EWG and FUCO for the twelve months ending as of the end of that quarter.

     ANSWER:

     See attached Exhibit E

7. The sales of any common stock or preferred securities by Alliant Energy and the purchase price per share and the market price per share at the date of the agreement of sale.

     ANSWER:

     There were 2,085,185 shares of common stock issued under a continuous equity offering program at the average price of $25.7567.

8. The total number of shares of Alliant Energy common stock issued or issuable under options granted during the quarter under employment benefit plans and dividend reinvestment plans including any employee benefit plans or dividend reinvestment plans later adopted.

     ANSWER:

     See attached Exhibit F


9. If a guaranty is issued during the quarter, the name of the guarantor, the name of the beneficiary of the guaranty and the amount, terms and purpose of the guaranty.

     ANSWER:

     See attached Exhibits G


10. The amount and terms of any Alliant Energy indebtedness issued during the quarter.

     ANSWER:

     None


11. The amount and terms of any financings consummated by any Nonutility Subsidiary that is not exempt under rule 52.

     ANSWER:

     None


12. The notional amount and principal terms of any Interest Rate Hedges or Anticipatory Hedges entered into during the quarter and the identity of the other parties to the transaction.

     ANSWER:

     None


13. The name, parent company and amount invested in any intermediate subsidiary or financing, subsidiary during the quarter and the amount and terms of any securities issued by those subsidiaries during the quarter.

     ANSWER:

     See attached Exhibit H


14. A list of U-6B-2 forms filed with the Commission during the quarter, including the name of filing entity and the date of the filing.

     ANSWER:

     Alliant Energy Corporate Services, Inc. filed a U-6B-2 on August 9, 2004. Wisconsin Power and Light Company, Inc. filed a U-6B-2 on August 9, 2004.


15. Consolidated balance sheets as of the end of the quarter and separate balance sheets as of the end of the quarter for each company, including Alliant Energy, that has engaged in jurisdictional financing transactions during the quarter.

     ANSWER:

     Incorporated by reference to Alliant Energy's Form 10-Q for the quarter ended September 30, 2004.


16. A table showing, as of the end of the quarter, the dollar and percentage components of the capital structure of Alliant Energy on a consolidated basis and of each Utility Subsidiary.

     ANSWER:

     See attached Exhibit I


17. A retained earnings analysis of Alliant Energy on a consolidated basis and of each Utility Subsidiary detailing gross earnings, goodwill amortization, dividends paid out of each capital account and the resulting capital account balances at the end of the quarter.

     ANSWER:

     See attached Exhibit J


18. Registration statements filed under the Securities Act of 1933 with respect to securities that are subject of this Application will be filed or incorporated by reference as exhibits to the next certificate filed under rule 24.

     ANSWER:

     None


                               S I G N A T U R E

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this Certificate to be signed on their behalf by the undersigned thereunto duly authorized.

                                    ALLIANT ENERGY CORPORATION



                           By:      /s/ Thomas L Hanson
                                 ---------------------------------------------
                                    Name:    Thomas L. Hanson
                                    Title:   Vice President and Treasurer


November 23, 2004

Alliant Energy Corporation
Certificate Pursuant to Rule 24
Exhibit A
Report Period:  July 1, 2004 - September 30, 2004

Item 1: A computation in accordance with rule 53(a) setting forth Alliant Energy's "aggregate investment" in all EWGs and FUCOs, its "consolidated retained earnings" and a calculation of the amount remaining under the Requested EWG/FUCO Investment Authority.

Item 2: A chart showing Alliant Energy's aggregate investment in each EWG or FUCO compared to the Requested EWG/FUCO Investment Authority. The chart should also identify any new EWG or FUCO, compared to the Requested EWG/FUCO Investment Authority, in which Alliant Energy has invested or committed to invest during the preceding quarter.

September 30, 2004

                                                                                                                        Aggregate
                                                                              Investments        Commitments          Investment
                                                                             ------------------------------------------------------
                                                                                              (dollars in millions)

Alliant Energy Operaciones de Mexico, S. de R.L. de C.V.                        $        -        $         -         $       -
Alliant Energy Servicios de Mexico, S. de R.L. de C.V.                                   -                  -                 -
Anhui New Energy Heat & Power Co. Ltd.                                                12.3                  -              12.3
Catleo Energia S.A.                                                                      -                  -                 -
Companhia de Electricidade de Nova Friburgo S.A.                                         -                  -                 -
Companhia Energetica da Borborema S.A.                                                   -                  -                 -
Companhia Forca e Luz Cataguazes-Leopoldina S.A.                                       1.0                  -               1.0
Empresa Energetica de Sergipe S.A.                                                     0.2                  -               0.2
Hebei Wuan Peak Heat and Power Co. Ltd.                                                7.7                  -               7.7
Henan Anfeng Electric Power Co. Ltd.                                                   9.0                  -               9.0
Henan Yongfeng Electric Power Co. Ltd.                                                11.0                  -              11.0
Infratil Ltd.                                                                         15.0                  -              15.0
Jiaxing JIES Heat & Power Co. Ltd.                                                    13.4                  -              13.4
LDM Utility Co., S.A. de C.V.                                                         40.5                  -              40.5
Shijiazhuang Chengfeng Cogeneration Co. Ltd.                                          15.3                  -              15.3
Sociedade Anonima de Eletrificacao da Paraiba S.A.                                    90.2                  -              90.2
Tai An Hua Feng Peak Heat and Power Co. Ltd.                                           6.3                  -               6.3
Tai An Xin Wen Peak Heat and Power Co. Ltd.                                              -                  -                 -
Tangshan Peak Heat & Power Co. Ltd.                                                   48.5                  -              48.5
Tongxiang TIES Power & Heat Co. Ltd.                                                  10.4                  -              10.4
TrustPower Ltd.                                                                       44.1                  -              44.1
Usina Termeletrica de Juiz De Fora S.A.                                               13.9                  -              13.9
Zouping Peak CHP Co. Ltd.                                                             15.9                  -              15.9
                                                                             ------------------------------------------------------
Aggregate Investments in Foreign Utility Companies (FUCOs)                           354.7                  -             354.7
                                                                             ------------------------------------------------------


Alliant Energy Neenah, LLC                                                            56.0                  -              56.0
Costs and commitments related to a 300 Mw, natural gas fired, generating )
 facility in Sheboygan Falls, WI (Sheboygan Power, LLC) (new)                         86.6               48.1             134.7

Guarantee of the debt security of a 6 Mw low Btu gas electric generating
 facility in Cedar Rapids, Iowa                                                          -                4.2               4.2
                                                                             ------------------------------------------------------
      Aggregate Investments in Electric Wholesale Generators (EWGs)                   142.6              52.3             194.9
                                                                             ------------------------------------------------------

                Total Aggregate Investments in EWGs and FUCOs                         497.3              52.3             549.6
                                                                             ======================================================


                                                                                                    Balance at          Average
                                                                                                  end of quarter        balance
                                                                             ------------------------------------------------------
Alliant Energy's consolidated retained earnings at December 31, 2003                                    840.4
Alliant Energy's consolidated retained earnings at March 31, 2004                                       846.8
Alliant Energy's consolidated retained earnings at June 30, 2004                                        805.9
Alliant Energy's consolidated retained earnings at September 30, 2004                                   859.5
                                                                             ------------------------------------------------------
Alliant Energy's "consolidated retained earnings" at September 30, 2004                                                    838.2
                                                 (average of ending balance of four previous quarters)

                                                                                                                    ----------------
Amount remaining under the Requested EWG/FUCO Investment Authority.                                                    $   288.6
                                                                                                                    ================

Alliant Energy Corporation
Certificate Pursuant to Rule 24
Exhibit B
Report Period:  July 1, 2004 - September 30, 2004


Item 3:  The  consolidated   capitalization   ratio  of  Alliant  Energy,   with
     consolidated debt to include all short-term debt and all other system debt, both recourse and nonrecourse, including debt of EWGs and FUCOs.


Alliant Energy Corporation Consolidated Statement of Capitalization September 30, 2004
(amounts in thousands of dollars)

                                                    Amounts           Percentage
                                                 -------------------------------

Common equity                                      $  2,517,488        48.60%
Cumulative preferred stock                              243,803         4.70%
Consolidated debt (1)                                 2,419,010        46.70%
                                                 -------------------------------
                                                   $  5,180,301       100.00%
                                                 ===============================


(1)
Long-term debt, net (excluding current portion)    $  2,237,628
Current maturities and sinking funds                     97,960
Variable rate demand bonds                               39,100
Commercial paper                                         21,000
Other short-term borrowings                              23,322
                                                 -----------------
                                                   $  2,419,010
                                                 =================

Alliant Energy Corporation
Certificate Pursuant to Rule 24
Exhibit C
Report Period:  July 1, 2004 - September 30, 2004


Item 4: The market-to-book ratio of Alliant Energy's common stock.


Market value per share at September 30, 2004              $         24.88
Common equity at September 30, 2004 (in thousands)        $     2,517,488
Total shares outstanding at September 30, 2004                115,515,983
Book value per share at September 30, 2004                $         21.79
Market-to-book ratio of Alliant Energy's common stock             114.16%
                                                         =====================


Certificate Pursuant to Rule 24
Exhibit D
Report Period:  July 1, 2004 - September 30, 2004


Item 5: Analysis of the growth in consolidated retained earnings that segregates total earnings growth of EWGs and FUCOs from that attributable to other subsidiaries of Alliant Energy.

Alliant Energy Corporation
Statement of Retained Earnings
For the Three Months Ended September 30, 2004
(amounts in thousands of dollars)


Beginning balance (June 30, 2004)                         $  805,938
Net income/(loss):
From EWGs and FUCOs (*)                       4,556
Other                                        77,236
                                         ------------
Total net income/(loss)                                       81,792
Common stock dividends                                       (28,242)
                                                         -------------
Ending balance (September 30, 2004)                       $  859,488
                                                         =============


(*) Amount does not include the allocation of interest, tax or corporate expenses.

Alliant Energy Corporation
Certificate Pursuant to Rule 24
Exhibit E
Report Period:  July 1, 2004 - September 30, 2004


Item 6: A statement of revenues and net income for each EWG and FUCO for the twelve months ending as of the end of that quarter.

                                                               For the twelve months ended September 30, 2004
                                                             --------------------------------------------------

                                                                 Revenues              Net Income/(Loss)
                                                             -----------------      ----------------------

Alliant Energy Neenah, LLC                                     $  15,160,040           $   5,515,764
Alliant Energy Operaciones de Mexico, S. de R.L. de C.V.       $     955,548           $    (183,987)
Alliant Energy Servicios de Mexico, S. de R.L. de C.V.         $           -           $           -
Anhui New Energy Heat & Power Co. Ltd.                         $  24,467,920           $   1,870,906
Catleo Energia S.A.                                            $  11,055,720           $   6,766,295
Companhia de Electricidade de Nova Friburgo S.A.               $  27,480,744           $   1,523,578
Companhia Energetica da Borborema S.A.                         $  33,135,989           $   1,584,253
Companhia Forca e Luz Cataguazes-Leopoldina S.A.               $ 100,583,365           $  (3,983,623)
Empresa Energetica de Sergipe S.A.                             $ 143,891,216           $  10,345,961
Hebei Wuan Peak Heat and Power Co. Ltd.                        $   6,266,184           $    (676,146)
Henan Anfeng Electric Power Co. Ltd.                           $  10,164,661           $     391,846
Henan Yongfeng Electric Power Co. Ltd.                         $   9,847,110           $      88,232
Infratil Ltd. (*)                                              $  92,590,487           $  13,776,229
Jiaxing JIES Heat & Power Co. Ltd.                             $  22,904,232           $   1,446,702
LDM Utility Co., S.A. de C.V. (**)                             $       4,174           $  (2,260,376)
Shijiazhuang Chengfeng Cogeneration Co. Ltd.                   $   8,807,901           $     829,974
Sheboygan Power, LLC.                                          $           -           $           -
Sociedade Anonima de Eletrificacao da Paraiba S.A.             $ 176,326,352           $  11,048,179
Tai An Hua Feng Peak Heat and Power Co. Ltd.                   $   8,857,991           $   2,534,805
Tai An Xin Wen Peak Heat and Power Co. Ltd.                    $   9,978,335           $   1,913,322
Tangshan Peak Heat and Power Co. Ltd.                          $  26,990,874           $   4,901,334
Tongxiang TIES Power & Heat Co. Ltd.                           $  11,449,047           $     625,815
TrustPower Ltd. (*)                                            $ 351,907,383           $  39,890,048
Usina Termeletrica de Juiz De Fora S.A.                        $  36,801,257           $   5,703,779
Zouping Peak CHP Co. Ltd.                                      $  17,440,581           $      59,759



(*) The most recently available information for Alliant Energy's FUCOs in New Zealand is the twelve months ended March 31, 2004.

(**) The most recently  available  information for LDM Utility Co., S.A. de C.V.
     is the twelve months ended December 31, 2003.

Alliant Energy Corporation
Certificate Pursuant to Rule 24
Exhibit F
Report Period:  July 1, 2004 - September 30, 2004

Item 8: The total number of shares of Alliant Energy common stock issued or issuable under options granted during the quarter under employment benefit plans and dividend reinvestment plans including any employee benefit plans or dividend reinvestment plans later adopted.


                               Original Issue

               Shareowner                          Long-term Equity
  Date        Direct Plan         401K              Incentive Plan
-----------------------------------------------------------------------

 7/15/2004        14,675               -                     -
 7/28/2004             -               -                27,173
 7/30/2004             -               -                 2,090
 8/10/2004             -          27,259                     -
 8/16/2004       116,886          50,506                     -
 9/15/2004        14,665               -                     -
-----------------------------------------------------------------------
   TOTALS        146,226          77,765                29,263

Grand Total:               253,254



Alliant Energy Corporation
Certificate Pursuant to Rule 24
Exhibit G
Report Period:  Quarter Ending September 30, 2004


Item 9: If a guaranty is issued during the quarter, the name of the guarantor, the name of the beneficiary of the guaranty and the amount, terms and purpose of the guaranty.


                                                                                                 Date Of
                                                                                                 Issue/
                                                                                                 Amend-      Date of      Amount
Guarantor        On Behalf Of       Purpose                     Name of Guaranteed Party         ment       Expiration   Guaranteed
------------------------------------------------------------------------------------------------------------------------------------

Resources       NG Energy           Purchase/ Sale of Natural   Cinergy Marketing & Trading, LP   7/01/2004   6/30/2005  $ 5,000,000
                 Trading, LLC        Gas; Derivatives

Resources       NG Energy           Purchase/ Sale of Natural   BP Canada Energy                  7/09/2004   1/31/2005  $10,000,000
                 Trading, LLC        Gas                         Marketing Corp.

Resources       NG Energy           Gas Transportation          Northern Natural Gas Company      7/26/2004  12/31/2004  $ 1,000,000
                 Trading, LLC

Resources       NG Energy           Purchase/ Sale of Natural   Entergy-Koch Trading, LP          7/26/2004  12/31/2004  $ 7,500,000
                 Trading, LLC        Gas; Derivatives

Resources       Industrial Energy   Purchase/ Sale of Natural   BP Canada Energy                  9/21/2004   9/30/2005  $   150,000
                 Applications, Inc.  Gas                         Marketing Corp.

Alliant Energy  AECS**              Transmission                The PJM Interconnection, LLC      7/22/2004   8/30/2005  $ 7,000,000


Alliant Energy  Montello Senior     L/C Reimbursement           Wachovia Bank, N.A. as issuer of  9/02/2004   3/28/2005  $    57,500
                 Housing Limited     Agreement                   letter of credit in favor of
                 Partnership                                     Wisconsin Housing and Economic
                                                                 Development Authority

** Alliant Energy Corporate Services, Inc.


                                                         Name of                                                Amount
Guarantor        On Behalf Of      Purpose              Guaranteed Party               Period                   Guaranteed
-----------------------------------------------------------------------------------------------------------------------------------

Bonds:

Alliant Energy    WP&L/AECS       Worker's Comp.Bond    State of Wisconsin          7/01/04-7/01/05            $   500,000

Alliant Energy    Cogenex         Performance/          United States Govt.         7/17/04-4/01/05            $ 9,359,579
                                  Payment Bond

Alliant Energy    Cogenex         Performance/          Albert Einstein             7/28/04-6/02/05            $ 2,969,104
                                  Payment Bond          Healthcare Center

Alliant Energy    Cogenex         Performance/          USA GSA Michigan            7/23/04-7/23/05            $ 3,991,824
                                  Payment Bond

Alliant Energy    Cogenex         Performance/          County of Suffolk           8/12/04-8/12/05            $ 2,251,190
                                  Payment Bond

Alliant Energy    Alliant Energy  Contractor's Bond     State of New Mexico         9/08/04-9/08/05            $     5,000
                   EPC, LLC

Alliant Energy    Cogenex         Performance/          New York State              9/01/04-9/01/05            $ 3,480,883
                                  Payment Bond          DOC Bedford

Alliant Energy Corporation
Certificate Pursuant to Rule 24
Exhibit H
Report Period:  July 1, 2004 - September 30, 2004


Item 13: The name, parent company and amount invested in any intermediate subsidiary or financing subsidiary during the quarter and the amount and terms of any securities issued by those subsidiaries during the quarter.



Alliant Energy Corporation formed the following intermediate subsidiaries during the period from July 1, 2004 through September 30, 2004. The intermediate subsidiary is designated with an asterisk while its parent company is designated as such. The amounts in parenthesis represent the amount of investment in that intermediate subsidiary.

 Alliant Energy Resources, Inc. (Parent)
       Alliant Energy International,  Inc.
             Sea Lagoon Developments, S. de R.L. de C.V.* - ($0)


Alliant Energy Corporation did not form any financing subsidiaries during the period from July 1, 2004 through September 30, 2004.


Alliant Energy and its subsidiaries are authorized by the Securities and Exchange Commission to invest up to $800 million in additional "energy assets" through December 31, 2004. Given the initial public offering of Whiting Petroleum Corporation ("WPC") completed in the fourth quarter of 2003, Alliant Energy now includes approximately $23 million of its previous $397 million of investment in "energy assets" which is equivalent to Alliant Energy's 5.1% remaining ownership interest in WPC and $4 million of other investments in "energy assets" by various other Alliant Energy subsidiaries. Alliant Energy did not have any changes in its investments in "energy assets" during the third quarter of 2004.

Alliant Energy Corporation
Certificate Pursuant to Rule 24
Exhibit I
Report Period:  July 1, 2004 - September 30, 2004


Item 16: A table showing, as of the end of the quarter, the dollar and percentage components of the capital structure of Alliant Energy on a consolidated basis and of each Utility Subsidiary.


Consolidated Statements of Capitalization                                          Interstate Power and       Wisconsin Power and
September 30, 2004                                 Alliant Energy Corporation        Light Company              Light Company
(amounts in thousands of dollars)
                                                  Amounts       Percentage     Amounts      Percentage      Amounts      Percentage
                                                -----------------------------  --------------------------  -------------------------


Common equity                                     $  2,517,488     48.60%     $  1,138,389     49.37%       $  1,029,785     65.14%
Cumulative preferred stock                             243,803      4.70%          183,840      7.97%             59,963      3.79%
Consolidated debt (1)                                2,419,010     46.70%          983,903     42.66%            491,314     31.07%
                                                ---------------------------  ----------------------------  -------------------------
                                                  $  5,180,301    100.00%     $  2,306,132    100.00%       $  1,581,062    100.00%
                                                ===========================  ===========================   =========================


(1)
Long-term debt, net (excluding current portion)   $  2,237,628               $    962,903                   $    364,214
Current maturities and sinking funds                    97,960                          -                              -
Variable rate demand bonds                              39,100                          -                         88,000
Commercial paper                                        21,000                     21,000                         39,100
Other short-term borrowings                             23,322                          -                              -
                                                ----------------             ---------------               ---------------
                                                  $  2,419,010               $    983,903                   $    491,314
                                                ================             ===============               ===============


Alliant Energy Corporation
Certificate Pursuant to Rule 24
Exhibit J
Report Period:  July 1, 2004 - September 30, 2004


Item 17: A retained earnings analysis of Alliant Energy on a consolidated basis and of each Utility Subsidiary detailing gross earnings, goodwill amortization, dividends paid out of each capital account and the resulting capital account balances at the end of the quarter.

Statement of Retained Earnings
For the Three Months Ended September 30, 2004
(amounts in thousands of dollars)

                                                                                      Alliant Energy
                                         Interstate Power       Wisconsin Power      Corporation
                                         and Light Company     and Light Company      Consolidated

Beginning balance (June 30, 2004)         $   342,896           $  447,637            $  805,938
Gross earnings (1)                             58,394               32,737                81,792
Goodwill amortization (2)                           -                    -                     -
Common stock dividends                        (25,514)             (22,235)              (28,242)
                                        ---------------------------------------------------------------
Ending balance (September 30, 2004)       $   375,776           $  458,139            $  859,488
                                        ===============================================================


(1) Gross earnings is defined as net income excluding goodwill amortization.

(2) Pursuant to the adoption of FAS142 on January 1, 2002, Alliant Energy Corporation and its consolidated subsidiaries ceased the amortization of goodwill.